
December 22, 2014

Michael Hillerbrand
President and Chief Executive Officer
Nuts and Bolts International, Inc.
929 Greenwood Circle
Cary, NC 27511

> **Re: Nuts and Bolts International, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 26, 2014**
> **File No. 333-200624**

Dear Mr. Hillerbrand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please revise to disclose whether you have made any arrangements to place investor funds in an escrow, trust or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Determination of Offering Price, page 18

3. Please disclose both (i) the implied aggregate value of all of your common stock to be outstanding after the offering, based on the proposed offering price of $0.10 per share and (ii) your total stockholders' equity as of your most recent balance sheet date presented in the filing. Based on the 6,437,500 shares of common stock disclosed to be outstanding after the offering, it appears the implied aggregate price of your common stock is $643,750.

Description of the Business, page 22

4. Please describe the process of acquiring and developing additional eBooks, how long the process is expected to take, and whether you are currently developing additional titles.

5. We note your disclosure on page 29 that Mr. Hillerbrand will be paid for researching and writing specific eBook titles. Please disclose whether Mr. Hillerbrand is expected to develop all of the company's products.

Executive Compensation, page 29

6. We note that July 31 is your fiscal year end and that you have paid Mr. Hillerbrand $15,000 since inception. Please tell us why you have not included a summary compensation table. Please refer to Item 402(n) of Regulation S-K.

7. Please provide the information as required pursuant to Item 402(r) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

8. We note that you are a development stage company with nominal operations and no revenues to date. As such, please expand the description of the plan of operation for the company. In particular, please discuss the timelines, projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing, for the development of your business over the next 12 months.

Results of Operations, page 27

Liquidity, Capital Resources, and Off-Balance Sheet Arrangements, page 27

9. Please quantify your cash on hand, monthly burn rate and the month you will run out of funds without additional capital.

<u>Financial Statements, page F-1</u>

   10. Please note the age of financial statements requirements pursuant to Rule 8-08 of
       Regulation S-X and update as necessary in any amendment of the filing.

<u>Exhibit 23.1</u>

   11. Please include a currently dated consent from the independent registered public
       accountant in any amendment of the filing.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority,
     declare the filing effective, it does not foreclose the Commission from taking any
     action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority,
     in declaring the filing effective, does not relieve the company from its full
     responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness
     as a defense in any proceeding initiated by the Commission or any person under
     the federal securities laws of the United States.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the proposed public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any
amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Gregg E. Jaclin, Esq.